SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           Schedule 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                          AutoInfo, Inc.

                         (Name of Issuer)

                           Common Stock

                  (Title of Class of Securities)

                            052777-10-9

                          (CUSIP Number)

                        Brian L. Blomquist
7711 Carondelet Ave., St. Louis, MO 63105, (314) 727-5305

           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                          August 9, 1995

               (Date of Event which Requires Filing
                        of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [x].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP NO. 052777-10-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ryback Management Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                         (b) [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*
      00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Michigan

                                 7  SOLE VOTING POWER
                                    970,850
NUMBER OF
   SHARES                        8  SHARED VOTING POWER
BENEFICIALLY                        -0-
OWNED BY
   EACH                          9  SOLE DISPOSITIVE POWER
REPORTING                           970,850
 PERSON
   WITH                         10  SHARED DISPOSITIVE POWER
                                    -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      970,850

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.51%

14    TYPE OF REPORTING PERSON*

      IA, CO

                           SCHEDULE 13D

CUSIP NO. 052777-10-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Growth Fund, a separate series of Lindner
      Investments

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                         (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

                                 7  SOLE VOTING POWER
                                     -0-
NUMBER OF
   SHARES                        8  SHARED VOTING POWER
BENEFICIALLY                         -0-
OWNED BY
   EACH                          9  SOLE DISPOSITIVE POWER
REPORTING                            -0-
 PERSON
   WITH                         10  SHARED DISPOSITIVE POWER
                                    -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

        713,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.19%

14    TYPE OF REPORTING PERSON*

      IV, OO

                           SCHEDULE 13D

CUSIP NO. 052777-10-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Bulwark Fund, a separate series of Lindner
      Investments

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                         (b) [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS*
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

                                 7  SOLE VOTING POWER
                                    -0-
NUMBER OF
   SHARES                        8  SHARED VOTING POWER
BENEFICIALLY                        -0-
OWNED BY
   EACH                          9  SOLE DISPOSITIVE POWER
REPORTING                           -0-
 PERSON
   WITH                         10  SHARED DISPOSITIVE POWER
                                    -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      257,850

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.32%

14    TYPE OF REPORTING PERSON*

      IV, OO

     This is the First Amendment to a statement on Schedule 13D filed with the Securities and Exchange Commission on July 7, 1995 by Ryback Management Corporation ("Ryback"), Lindner Growth Fund ("Growth Fund") and Lindner Bulwark Fund ("Bulwark Fund") with respect to the Common Stock (the "Stock") of AutoInfo, Inc. (the "Issuer")

     The undersigned hereby amends Item 5 as follows:

Item 5. Interest in Securities of the Issuer.

(a) Growth Fund beneficially owns 713,000 shares of Stock (approximately 9.19% of the outstanding shares of Stock) and Bulwark Fund beneficially owns 257,850 shares of Stock (approximately 3.32% of the outstanding shares of Stock). Ryback, in its capacity as investment adviser to Growth Fund and Bulwark Fund, may be deemed beneficial owner of such shares. None of the individuals identified in Item 2 is the beneficial owner of any shares of Stock.

(b) Ryback has sole dispositive power and sole voting power with respect to the shares owned by Growth Fund and Bulwark Fund.

(c) Since the filing of the last Schedule 13D, Ryback, Growth Fund and Bulwark Fund engaged in the following transactions with respect to the
Stock:

Trade Date       Transaction Type        Amount        Price
----------       ----------------        ------        -----
07-12-95              Sale               20,000       $3.125
07-17-95              Sale               50,000        3.094
08-09-95              Sale               10,000        3.25
08-10-95              Sale               20,000        3.25
08-15-95              Sale               30,000        3.25
08-16-95              Sale                8,000        3.25
08-21-95              Sale                7,000        3.3125
10-23-95              Sale               30,000        3.375
10-26-95              Purchase            3,000

All of the transactions described above were brokers' transations.

(d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Stock held by Growth Fund and Bulwark Fund.

(e) Other than Bulwark Fund, the reporting persons described in this Schedule have not ceased to be beneficial owners of more than 5% of the outstanding shares of Stock. Bulwark Fund ceased to be the beneficial owner of more than 5% of the outstanding shares of stock on July 17, 1995.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November  , 1995

/S/ Eric E. Ryback
-------------------------
Eric E. Ryback, President
Ryback Management Corporation,
and Lindner Investments